UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TransEnterix, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

78645Y102
(CUSIP Number)

Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78645Y102	SCHEDULE 13D/A	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,490,260
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,490,260
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,490,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (1)
14	TYPE OF REPORTING PERSON PN

(1)
The calculation of the percentage is based on an aggregate of 244,052,759 shares of Common Stock deemed issued and outstanding, consisting of (i) 168,355,715 shares of the Issuer’s Common Stock outstanding as of October 29, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Schedule 14C filed with the Securities Exchange Commission (the “SEC”) on November 15, 2013, and (ii) 75,697,044 shares of Common Stock issued upon the automatic conversion of 7,569,704.4 shares of Series B Preferred Stock effective December 6, 2013.

CUSIP No. 78645Y102	SCHEDULE 13D/A	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,490,260
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,490,260
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,490,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (1)
14	TYPE OF REPORTING PERSON PN

(1)
The calculation of the percentage is based on an aggregate of 244,052,759 shares of Common Stock deemed issued and outstanding, consisting of (i) 168,355,715 shares of the Issuer’s Common Stock outstanding as of October 29, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Schedule 14C filed with the Securities Exchange Commission (the “SEC”) on November 15, 2013, and (ii) 75,697,044 shares of Common Stock issued upon the automatic conversion of 7,569,704.4 shares of Series B Preferred Stock effective December 6, 2013.

CUSIP No. 78645Y102	SCHEDULE 13D/A	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,490,260
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,490,260
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,490,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)
The calculation of the percentage is based on an aggregate of 244,052,759 shares of Common Stock deemed issued and outstanding, consisting of (i) 168,355,715 shares of the Issuer’s Common Stock outstanding as of October 29, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Schedule 14C filed with the Securities Exchange Commission (the “SEC”) on November 15, 2013, and (ii) 75,697,044 shares of Common Stock issued upon the automatic conversion of 7,569,704.4 shares of Series B Preferred Stock effective December 6, 2013.

CUSIP No. 78645Y102	SCHEDULE 13D/A	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,490,260
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,490,260
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,490,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The calculation of the percentage is based on an aggregate of 244,052,759 shares of Common Stock deemed issued and outstanding, consisting of (i) 168,355,715 shares of the Issuer’s Common Stock outstanding as of October 29, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Schedule 14C filed with the Securities Exchange Commission (the “SEC”) on November 15, 2013, and (ii) 75,697,044 shares of Common Stock issued upon the automatic conversion of 7,569,704.4 shares of Series B Preferred Stock effective December 6, 2013.

CUSIP No. 78645Y102	SCHEDULE 13D/A	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,490,260
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,490,260
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,490,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The calculation of the percentage is based on an aggregate of 244,052,759 shares of Common Stock deemed issued and outstanding, consisting of (i) 168,355,715 shares of the Issuer’s Common Stock outstanding as of October 29, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Schedule 14C filed with the Securities Exchange Commission (the “SEC”) on November 15, 2013, and (ii) 75,697,044 shares of Common Stock issued upon the automatic conversion of 7,569,704.4 shares of Series B Preferred Stock effective December 6, 2013.

CUSIP No. 78645Y102	SCHEDULE 13D/A	Page 7 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,490,260
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,490,260
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,490,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The calculation of the percentage is based on an aggregate of 244,052,759 shares of Common Stock deemed issued and outstanding, consisting of (i) 168,355,715 shares of the Issuer’s Common Stock outstanding as of October 29, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Schedule 14C filed with the Securities Exchange Commission (the “SEC”) on November 15, 2013, and (ii) 75,697,044 shares of Common Stock issued upon the automatic conversion of 7,569,704.4 shares of Series B Preferred Stock effective December 6, 2013.

CUSIP No. 78645Y102	SCHEDULE 13D/A	Page 8 of 10

Item 1.	Security and Issuer.

This Amendment No.1 to Schedule 13D (this “Statement”) amends and supplements the Schedule 13D (“Schedule 13D”) as previously filed by the undersigned Reporting Persons (as defined below) with respect to common stock, par value $0.01 per share (the “Common Stock”) with respect to the Common Stock, $0.001 par value (the “Shares”), of TransEnterix, Inc. (f/k/a SafeStitch Medical, Inc. and Cellular Technical Services Company, Inc.), a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 635 Davis Drive, Suite 300, Durham, North Carolina 27713.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c)  are amended and restated in their entirety as follows:

“(a)  To the best knowledge of the Reporting Persons, as of October 29, 2013, there were 168,355,715  Shares issued and outstanding (excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock and 7,569,704.4 shares of Series B Preferred Stock issued and outstanding, as reported in the Issuer’s Schedule 14C filed with the SEC on November 15, 2013, of which 1,240,176.4 Series B Shares were beneficially owned by the Reporting Persons.  On December 6, 2013, all outstanding Series B Shares were automatically converted into 75,697,044 Shares pursuant to the terms of Series B Preferred Stock on a 1 to 10 basis (such conversion, the “Conversion”) upon the filing of an amendment to the Issuer’s Certificate of Incorporation.  As part of the Conversion, 1,240,176.4 Series B Shares beneficially owned by the Reporting Persons were converted into 12,401,764 shares of Common Stock.  As a result, the Reporting Persons beneficially own in the aggregate 36,490,260 Shares, representing 15.0% of the total outstanding Shares giving effect to the Conversion.

Aisling Capital III, LP Aisling Capital Partners III, LP Aisling Capital Partners III LLC	Common Stock
Amount beneficially owned:	36,490,260
Percent of class:
(i) Sole voting power	15.0%
(ii) Shared voting power	0
(iii) Sole dispositive power	15.0%
(iv) Shared dispositive power	0

CUSIP No. 78645Y102	SCHEDULE 13D/A	Page 9 of 10

Steve Elms Dennis Purcell Andrew Schiff	Common Stock
Amount beneficially owned:	36,490,260
Percent of class:
(i) Sole voting power	0
(ii) Shared voting power	15.0%
(iii) Sole dispositive power	0
(iv) Shared dispositive power	15.0%

(b)

(i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 36,490,260 Shares that may be deemed to be beneficially owned by the Reporting Persons.

Aisling Capital III, LP Aisling Capital Partners III, LP Aisling Capital Partners III LLC	Common Stock
Amount beneficially owned:	36,490,260
Percent of class:
(i) Sole voting power	15.0%
(ii) Shared voting power	0
(iii) Sole dispositive power	15.0%
(iv) Shared dispositive power	0

(ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 36,490,260 Shares beneficially owned by the Reporting Persons.

Steve Elms Dennis Purcell Andrew Schiff	Common Stock
Amount beneficially owned:	36,490,260
Percent of class:
(i) Sole voting power	0
(ii) Shared voting power	15.0%
(iii) Sole dispositive power	0
(iv) Shared dispositive power	15.0%

(c) Recent Transactions. 1,240,176.4 shares of Series B Preferred Stock held by Aisling were automatically converted into 12,401,764 Shares effective December 6, 2013 in the Conversion.”

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

Exhibit 1:
Statement Appointing Designated Filer dated as of September 13, 2013, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated herein by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on September 13, 2013).

CUSIP No. 78645Y102	SCHEDULE 13D/A	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2013

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP
General Partner

By:	Aisling Capital Partners III LLC
General Partner

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC
General Partner

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

By:	/s/ Steve Elms
Steve Elms

By:	/s/ Dennis Purcell
Dennis Purcell

By:	/s/ Andrew Schiff
Andrew Schiff